ALTI Private Equity Access and Commitments Fund

July 5, 2023

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access and Commitments Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Sutcliffe:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 9, 2023 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access and Commitments Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	With respect to the description of the Expense Reimbursement Agreement’s term on page 41 of the Registration Statement, please revise to reference the two year period set forth in the Agreement instead of the Limitation Period (as defined in the Expense Limitation Agreement).

The Fund has updated the Registration Statement as requested.

2.	Please revise the statement “The Fund expects to initially allocate substantially all of its assets to the Sub-Adviser” to clarify the expected initial allocation to the Sub-Adviser.

The Fund has updated the Registration Statement as requested.

3.	Please revise the “Use of Proceeds” to clarify the Fund’s use of net proceeds during the initial allocation period.

The Fund has updated the Registration Statement as requested.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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